December 23, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Attention:   Mara L. Ransom

Re:                             New Public Rangers, L.L.C.

Registration Statement on Form S-4

Filed November 20, 2013

File No. 333-192419

Dear Ms. Ransom:

This letter sets forth the responses of New Public Rangers, L.L.C. (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 18, 2013 (the “Comment Letter”) concerning the Registration Statement on Form S-4 (File No. 333-192419) (the “Registration Statement”).  The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Company’s response.

General

1.                                      Please file the legal opinion, tax opinions and forms of proxy cards as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement.

The Company has filed the legal opinion as Exhibit 5.1 to Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and has filed the tax opinion as Exhibit 8.1 to Amendment No. 1.  The Company has also filed the form of proxy card as Exhibit 99.3 to Amendment No. 1.

2.                                      Please ensure that you have resolved all comments on Devon Energy’s annual report on Form 10-K and related Exchange Act reports prior to requesting acceleration of this registration statement.

The Company respectfully advises the Staff that no information from the Form 10-K and related reports filed under the Securities Exchange Act of 1934 (the “Exchange Act”) of Devon Energy Corporation (“Devon”) is incorporated by reference into the Registration Statement.  Accordingly, the Company would expect that the Staff’s review of those reports would be independent of its review of the Registration Statement. However, Devon intends to proceed expeditiously towards completing the review of its Form 10-K and related Exchange Act reports, and expects to file its response to the Staff’s current outstanding comments thereon under separate cover on December 26, 2013.

Questions and Answers About the Transaction, page 1

Q: What are the expected U.S. federal income tax consequences ... page 4

3.                                      We note your statements that “no gain or loss will be recognized by Crosstex stockholders as a result of the mergers, except to the extent of the cash portion of the Crosstex Merger Consideration received by them in the Crosstex merger.  A Crosstex stockholder will not recognize loss in the Crosstex merger.” We also note your statements on page 21, including the statements that “[t]he U.S. federal income tax consequences of the Crosstex merger to a Crosstex stockholder will depend on such stockholder’s own personal tax situation” and that the described “U.S. federal income tax consequences…may not apply to some stockholders of Crosstex.” Please revise your disclosure in this section to include similar clarifying statements.

The Company has revised the disclosure on page 4 of the Registration Statement to include the requested clarifying statements.

Prospectus Summary, page 9

4.                                      We note that the merger consideration includes both equity and cash components.  If material, please discuss the financing of the merger consideration in an appropriate place in your prospectus summary.

The Company does not believe that the source of the $100 million that Devon will use to fund the cash component of the merger consideration is material, given the relative amount of cash consideration compared to the total merger consideration and compared to Devon’s liquidity position.

5.                                      We note your risk factor on page 35 that “[t]he Closing will trigger an event of default under the Partnership’s credit facility and a mandatory repurchase offer under the indenture governing the Partnership’s 8.875% senior notes due 2018 (the “2018 Notes”) and, in certain circumstances, the Partnership’s 7.125% senior notes due 2022.” Please include this disclosure, along with any related consequences, in an appropriate place in your prospectus summary.

The Company has included the requested disclosure in the prospectus summary beginning on page 21 of the Registration Statement.

Opinion of Crosstex’s Financial Advisor, page 14

Opinion of the Financial Advisor to Crosstex Special Committee, page 15

6.                                      We note your statements on pages 15-16, 87 and 102 that “Citi’s opinion should not be construed as creating any fiduciary duty on Citi’s part to any party” and “Evercore’s opinion should not be construed as creating any fiduciary duty on Evercore’s part to any party.” Please explain any potential sources of fiduciary duty and the parties to whom such duties may be owed, such that such disclaimers of fiduciary duty would be appropriate.

The Company believes that the fiduciary duty disclaimer currently reflected in the disclosure is appropriate as it is consistent with the scope of the financial advisors’ engagement as independent contractors and not in any other capacity, including as agents or fiduciaries.  As such, the Company supplementally advises the Staff that there are no sources of fiduciary duties or parties to whom such duties are owed on the part of the financial advisors.

Selected Combined Historical Financial Data of Devon Midstream Holdings, L.P. Predecessor, page 22

7.                                      Please provide a reconciliation of “Operating margin” to the most directly comparable GAAP-basis measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.

The Company has included on page 24 of the Registration Statement a reconciliation of “Operating margin” to “Operating income,” the most directly comparable GAAP-basis measure, as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Risk Factors, page 30

8.                                      Please include a risk factor discussing the risks associated with threats to your cyber-security.  In this regard, we note your disclosure that “a significant cyber-attack could have a material effect on Midstream Holdings’ operations and those of Midstream Holdings’ customers.”

The Company has revised the disclosure beginning on page 45 of the Registration Statement to provide the requested risk factor.

Opinion of Crosstex’s Financial Advisor, page 86

9.                                      Please briefly describe the method by which Citi was selected as Crosstex’s financial advisor, as well as any compensation received or to be received as a result of the relationship between Citi, the Partnership, Devon or their respective affiliates, unrelated to the proposed transaction, during the past two years.  Please see Items 1015(b)(3) and (4) of Regulation M-A.

With respect to the portion of the Staff’s comment relating to the method by which Citi was selected as the financial advisor to Crosstex Energy, Inc. (“Crosstex”), the Company has provided additional disclosure on page 105 of the Registration Statement regarding the process for and factors considered in selecting Citi as its financial advisor.  With respect to the portion of the Staff’s comment relating to compensation over the past two years received or to be received by Citi, the disclosure on page 104 of the Registration Statement has been revised in response to the Staff’s comment.

Opinion of the Financial Advisor to the Crosstex Special Committee, page 102

10.                               Please briefly describe the method by which Evercore was selected as the financial advisor to the Crosstex special committee.  Please see Item 1015(b)(3) of Regulation M- A.

The Company has provided additional disclosure beginning on page 130 of the Registration Statement regarding the process for and factors considered in selecting Evercore as the financial advisor to the Crosstex special committee.

Representations and Warranties, page 160

11.                               We note your statement that “[s]tockholders are not third-party beneficiaries under the merger agreement and should not rely on the representations and warranties (or covenants) or any descriptions thereof as characterizations of the actual state of facts or condition of Crosstex, the Partnership, the Devon Parties or their respective subsidiaries or affiliates.” Please revise to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws.  Please also be advised that, notwithstanding the inclusion of such a disclaimer, you are responsible for considering whether additional specific discourse of material information regarding material contractual provisions is required to make the statements in your filing not misleading.

The Company has revised the Registration Statement in accordance with the Staff’s comment.  Please see pages 163 to 164.  The Company acknowledges that, notwithstanding the inclusion of the revised disclaimer, it is responsible for considering whether additional specific discourse of material information regarding material contractual provisions is required to make the statements in the filing not misleading.

Unaudited Pro Forma Consolidated Balance Sheet, page 179

12.                               Please revise the cash pro forma adjustments to depict cash on a gross basis rather than a net basis as disclosed in paragraph (c) on page 185.

The Company has revised the balance sheet on page 182 of the Registration Statement to depict the cash received from Devon and paid to the former Crosstex stockholders on a gross basis.

13.                               Please expand your equity section to disclose the number of equity units authorized and outstanding by class on a pro forma basis. Refer to SAB Topic 4:F.

The Company has revised the balance sheet on page 182 of the Registration Statement to include the number of pro forma units issued and outstanding. The Company’s operating agreement authorizes the Company to issue an unlimited number of units.

Unaudited Pro Forma Consolidated Statement of Operations, page 180

14.                               Please expand your disclosure to provide a footnote which clearly explains the assumptions used to calculate pro forma basic and diluted per share data together with the number of shares used to compute such per share data.  For the issuance of securities attributable to the merger, the number of shares used in the calculation of the pro forma per share data should be based on the weighted average number of shares outstanding during the period adjusted to give effect to shares assumed to be issued had the merger taken place at the beginning of January 1, 2012.  Refer to Rule 11-02(b)(7) of Regulation S-X.

The Company added footnote (n) on pages 183, 184 and 191 of the Registration Statement to explain the assumptions used to calculate pro forma basic and diluted per share data together with the number of shares used to compute such per share data.

Although the Company has restricted shares and options which were considered in the pro forma basic and diluted per share calculations, the related amounts are not material and, therefore, not disclosed in the pro forma financials.

15.                               Please tell us your basis for presenting Crosstex’s historical EPS in the pro forma statement of operations for the nine months ended September 30, 2013 and December 31, 2013, respectively.  Refer to Rule 11-02(b)(7) of Regulation S-X.

The Company has removed from the Registration Statement the presentation of Crosstex’s historical EPS in the pro forma statement of operations for the nine months ended September 30, 2013 and for the year ended December 31, 2012, as this presentation is not required.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 182

3. Pro Forma Adjustments and Assumptions, page 182

16.                               It appears that change in the total purchase price assuming a 20% decrease or increase in the trading price of Crosstex common shares described in Note 3(b) would change the total purchase price by approximately $303.1 rather than $258.1.  Please revise or advise.

The Company has revised Note 3(b) in accordance with the Staff’s comment.  Please see page 187 of the Registration Statement.

17.                               The pro forma adjustment in Note 3(e) regarding the elimination of the Predecessor’s $192.8 million corporate federal deferred income tax liabilities does not agree to the adjustment for change in Predecessor tax status disclosed in the table on page 183. Please revise or advise.

The Company has revised the pro forma adjustment in Note 3(e) regarding the elimination of the Predecessor’s corporate federal deferred income tax liabilities.  Please see page 188 of the Registration Statement.

18.                               Please include the commercial agreements that will be entered into concurrently with the closing and referred to in Note 3(g) as exhibits pursuant to Item 601 of Regulation S-K.

The Company has filed the forms of the commercial agreements that will be entered into concurrently with the closing as Exhibits 10.3, 10.4, 10.5 and 10.6 to Amendment No. 1.  Pursuant to Rule 406 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), portions of these exhibits have been omitted pursuant to a request for confidential treatment.  As set forth in Rule 406(b), the Company has omitted from these exhibits the portions thereof that it desires to keep undisclosed (the “confidential portions”), and has placed “**” in lieu of such confidential portions to indicate that such confidential portions have been redacted from the public filing.  In addition, along with its confidential treatment request, the Company has provided for the Commission’s review un-redacted versions of each exhibit referenced above.

19.                               Please explain to us why the Partnership’s monthly product purchases associated with an onerous performance obligation, as disclosed in Note 3(h), are eliminated and directly related to the merger.  We note your fair value adjustment to recognize a liability for this performance obligation.

The Company believes that the purchase accounting adjustments applied to the balance sheet are the same type of adjustments that would be applied to the income statement.  As noted in Rule 11-02(a) of Regulation S-X, the pro forma financial statements are to reflect the historical statements as if the purchase transaction had been consummated at an earlier date.  As described in the notes to the pro forma balance sheet, as of the period presented, Crosstex reviewed purchase and sale contracts and determined that one purchase contract had a fair value resulting in a liability balance.  As such, the application of purchase accounting as of the balance sheet date recognized a liability related to the contract. The Company believes that the pro forma adjustment to the statement of operations is consistent with all three requirements of Rule 11-02(b)(6): (i) directly attributable to the transaction, as it resulted from purchase accounting for the transaction, (ii) expected to have a continuing impact, as it impacts the cost and thus, the margin of the product, and (iii) factually supportable, as the adjustment is equal to the loss that was incurred on purchases of product under the contract. The pro forma adjustment amounts did not require significant judgment for determination.

20.                               Please revise Note 3(i) to disclose the expected useful lives and amortization periods related to the pro forma adjustments for property plant and equipment and customer relationships.  In addition, please advise us of the estimated useful lives prior to giving effect to purchase accounting and the estimated longer useful lives used to determine fair value, the amount of the adjustment related to the step-up in basis and the amount related to increasing the estimated useful lives.

The Company has revised the disclosure in Note 3(i) on page 190 of the Registration Statement to disclose the expected useful lives and amortization periods related to the pro forma adjustments for property, plant and equipment and customer relationships.

Prior to giving effect to purchase accounting, the property, plant and equipment of Crosstex Energy, L.P. (the “Partnership”) were being depreciated using the straight line method with historical weighted average useful lives of 19 years and 20 years for the nine months ended September 30, 2013 and the year ended December 30, 2012, respectively, and the Partnership’s customer relationships were being amortized using either the unit of production or the straight line amortization methods with historical weighted average useful lives of 12 and 9 years for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively.

Given the effect of purchase accounting, the Partnership used estimated weighted average useful lives of 24 and 15 years for property, plant and equipment and customer relationships, respectively, for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, to determine the depreciation and amortization of these assets.  The depreciable lives being used for pro forma purposes are based on a preliminary third party valuation.  The amount of the pro forma adjustment related to the step-up basis and useful lives are as follows (in millions):

	Nine Months Ended	Year Ended
	September 30, 2013	December 31, 2012
Tangible Assets:
Useful lives	$(12.9)	$(14.2)
Step-up basis (1)	9.0	17.4
Sabine plant (2)	—	(12.4)
Total Tangible Adjustment	$(3.9)	$(9.2)
Intangible Assets:
Useful lives	$(4.9)	$(15.0)
Step-up basis (1)	(6.7)	(15.6)
Sabine plant (2)	—	(12.5)
Total Intangible Adjustment	$(11.6)	$(43.2)
Total	$(15.5)	$(52.3)

(1)         The impact of the pro forma application of purchase accounting results in a net increase of $119.9 million in the carrying value of the intangible assets.  The net increase was impacted (i) by a reduction in the pro forma carrying value of previously purchased intangible assets from both an increase in the related tangible assets and from a pro forma present value-based decrease of the intangible asset value, more than offset by (ii) the increase in the pro forma carrying value resulting from the establishment of intangible assets from internally developed intangible assets related to the natural gas liquids business that has been expanded over the last few years that have long-term purchase, transporting, processing and sales contracts.  As demonstrated in the table above, the impact of the mix of the changes in pro forma carrying value of the intangible assets with shorter-term intangible asset carrying values being reduced, along with the acceleration of amortization related to the Partnership’s Sabine plant in 2012 and longer-term intangible asset carrying values being established as a result of purchase accounting caused an overall decrease in pro forma intangible asset amortization for the periods presented.

(2)         During 2012, the Partnership accelerated depreciation and amortization related to its Sabine Plant due to the termination of a third-party fractionation agreement.  As such, the Partnership excluded the impact of the accelerated depreciation and amortization from the Partnership’s fair value adjustment calculation as the application of fair value would have reduced the value of the assets in 2012.

21.                               We note the pro forma adjustment in Note 3(j) that eliminates Crosstex’s impairment charge.  In this regard, please explain to us why you believe the elimination of the impairment charge is directly attributable to the merger and would not have been recognized based on the estimated fair values used for purchase accounting.  Refer to Rule 11-02(b)(6) of Regulation S-X.

The Company believes that the purchase accounting adjustments applied to the balance sheet are the same type of adjustments that would be applied to the income statement.  As noted in Rule 11-02(a) of Regulation S-X, the pro forma financial statements are to reflect the historical statements as if the purchase transaction had been consummated at an earlier time.  As part of the process described in the Company’s response to Comment 20, above, related to establishment of fair value of long-lived assets as of the balance sheet date, the application of fair value would have reduced the value of the assets that were impaired in 2012 and 2013 to an amount that would not have required the impairment during either 2012 or 2013. The Company notes that there would be a continuing impact from the change in carrying value of the depreciated assets, and the elimination is factually supportable by the non-extension or cancellation of certain Partnership contracts.

22.                               We note the pro forma adjustment in Note 3(k) that eliminates the Partnership’s historical amortization expense associated with capitalized debt issuance cost.  Please clarify how elimination of your historical amortization expense is directly attributable to the merger.

The Company believes that the purchase accounting adjustments applied to the balance sheet are the same type of adjustments that would be applied to the income statement.  As noted in Rule 11-02(a) of Regulation S-X, the pro forma financial statements are to reflect the historical statements as if the purchase transaction had been consummated at an earlier time.  Application of purchase accounting resets debt at its fair value, thus the deferred financing costs that are being amortized in historical amounts are therefore eliminated.  This transaction is similar to the pro forma change in interest expense from the change in discount on the face value of the related notes.

23.                               Please expand Note 3(m) to show how you determined the income attributable to the non- controlling interests and New Public Rangers.

The Company has included an additional table in Note 3(m) on page 191 of the Registration Statement to show how the Company determined the income attributable to non-controlling interests and the Company.

Where You Can Find More Information, page 226

24.                               You may wish to revise this section to state that all filings filed by Crosstex pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement, and after the date of the prospectus and until the termination of the offering, shall be deemed to be incorporated by reference into the prospectus.  Please see Securities Act Forms Compliance and Disclosure Interpretation 123.05, available on our website.

The Company has revised the Registration Statement in accordance with the Staff’s comment.  Please see page 231 of the Registration Statement.

Annex A, Information Concerning Devon Midstream Holdings, L.P.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page A-25

Results of the Predecessor’s Operations, page A-29

25.                               We note your presentation of Operating margin here in the table and in your discussions comparing interim and annual results of operations.  Please revise your table and discussions to include with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Please refer to Item 10(e)(1)(i) of Regulation S-K.

The Company has revised the presentation in the table and discussions beginning on page A-29 of the Registration Statement to include with equal or greater prominence the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

Item 22. Undertakings, page II-3

26.                               Please provide the undertakings required by Items 512(a)(5) and (6) of Regulation S-K.

The Company has revised pages II-4 to II-5 of the Registration Statement to include the requested undertakings.

*                                         *                                         *

In response to the closing comments of the Staff’s comment letter, the Company has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with its response to the Staff’s comments, that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6634.

Very truly yours,

/s/ Douglass M. Rayburn
Douglass M. Rayburn

cc:                                John C. Richels

New Public Rangers, L.L.C.

Lyndon C. Taylor

Devon Energy Corporation

Joe A. Davis

Crosstex Energy, Inc.

Jeffery B. Floyd

Lande Spottswood

Vinson & Elkins L.L.P.